May 8, 2024

Via Edgar Transmission

Mr. Kyle Wiley/Mr. Matthew Derby

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Orangekloud Technology Inc. (the “Company”) Amendment No. 4 to Registration Statement on Form F-1 Filed April 22, 2024 File No. 333-277162

Dear Mr. Wiley/ Mr. Derby:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 30, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Registration Statement on Form F-1

Risk Factors

Risks Related to Our Business

We are dependent on our relationships with key suppliers., page 15

1.	We note that “Vendor A” and “Vendor B” accounted for 19% and 6% of the of your total purchases and 59% and 20% of your accounts payable in 2023, respectively. Please describe the purchases, identify the vendors, and disclose the material terms of your agreements with these vendors. Additionally, please file related agreements as exhibits to the registration statement or tell us why the information is not required. Refer to Item 4.B.6. of Form 20-F and Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosure under the risk factor, “We are dependent on our relationships with key suppliers” on page 15, and “Our Suppliers” on page 58, as well as throughout the prospectus to disclose Vendor A as Microsoft Regional Sales Pte Ltd. (“Microsoft”) and Vendor B as Ingram Micro Asia Marketplace Pte Ltd. (“Ingram”). We have included disclosures on the products provided by Microsoft and Ingram, as well as included salient terms of the agreement between the Company and Microsoft under “Our Suppliers” on page 58. The Company is unable to exhibit the full agreement with Microsoft due a confidentiality clause as part of the agreement, and the Company did not have any long term agreement with Ingram.

Dilution, page 31

2.	Please revise your calculation of net tangible book value as of December 31, 2023, to exclude deferred offering costs and contract assets.

Response: We respectfully advise the Staff that we have updated the calculation of net tangible book value as of December 31, 2023 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations

Revenue, page 35

3.	We note your disclosure that you had a 14.9% reduction in revenue from 2022 to 2023 due to a prolonged grant application process on your customer’s end. Please revise to provide a more detailed discussion regarding the grant application process and identify any known trends or uncertainties that will result in or that are reasonably likely to result in a material impact on your revenue. In addition, revise to provide risk factor disclosure as appropriate.

Response: We respectfully advise the Staff that we have revised the disclosure on page 35 and the risk factor “Changes to the government grant rules and processing cycle may have an impact on the timings of our project implementation and customers’ willingness to embark on the digital transformation projects, and could materially and adversely affect our business, results of operations and financial condition” on page 15 to address the above.

Other Metrics

Recurring revenue growth, page 40

4.	We note that in the current year recurring revenue declined by 16% yet the “revenue growth rate” was 84%. Such presentation may be confusing to an investor as the table appears to indicate that revenue grew by 84% in 2023 when revenue actually declined. Please consider renaming this metric so that it is not confused with actual revenue growth. In this regard, consider renaming the metric “recurring retention rate” or something similar.

Response: We respectfully advise the Staff that we have amended the disclosure on page 40 and throughout the registration statement to rename the metric as “recurring retention rate”.

Selling Shareholders, page A-11

5.	Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders. Refer to item 507 of Regulation S-K.

Response: We respectfully advise the Staff that we have amended the disclosure on page Alt-11 as well as Our Corporate Structure and History as discussed on pages 6, 44 and Alt-5, as well as under item 7 to discuss the background of the issuances to the selling shareholders and the nature of the arrangements.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com